Exhibit 99.1

Bank of the Ozarks, Inc. Announces Second Quarter 2015 Earnings

LITTLE ROCK, Ark.--(BUSINESS WIRE)--July 13, 2015--Bank of the Ozarks, Inc. (NASDAQ: OZRK) today announced that net income for the second quarter of 2015 was $44.8 million, a 69.1% increase from $26.5 million for the second quarter of 2014. Diluted earnings per common share for the second quarter of 2015 were $0.51, a 50.0% increase from $0.34 for the second quarter of 2014.

The Company’s results during the quarter just ended included $0.1 million in net gains on sales of investment securities and approximately $1.6 million of acquisition-related and systems conversion expenses. Net of applicable income taxes, these items, in the aggregate, reduced the Company’s diluted earnings per common share by approximately $0.01 in the quarter just ended.

For the six months ended June 30, 2015, net income totaled $84.7 million, a 63.6% increase from net income of $51.8 million for the first six months of 2014. Diluted earnings per common share for the first six months of 2015 were $0.98, a 44.1% increase from $0.68 for the first six months of 2014.

The Company’s results for the first six months of 2015 included $2.3 million of tax-exempt income from bank owned life insurance (“BOLI”) death benefits, $2.6 million in net gains on sales of investment securities, $2.5 million in prepayment penalties from prepaying Federal Home Loan Bank (“FHLB”) advances, approximately $2.8 million of acquisition-related and systems conversion expenses and $0.7 million of software and contract termination charges. Net of applicable income taxes, these items, in the aggregate, had no meaningful impact on the Company’s diluted earnings per common share in the first six months of 2015.

The Company’s annualized returns on average assets, average common stockholders’ equity and average tangible common stockholders’ equity for the second quarter of 2015 were 2.17%, 15.07% and 17.27%, respectively, compared to 1.88%, 14.17% and 15.41%, respectively, for the second quarter of 2014. The Company’s annualized returns on average assets, average common stockholders’ equity and average tangible common stockholders’ equity for the first six months of 2015 were 2.15%, 15.23% and 17.43%, respectively, compared to 1.99%, 14.99% and 15.90% for the first six months of 2014. The calculation of the Company’s annualized return on average tangible common stockholders’ equity and the reconciliation to generally accepted accounting principles (“GAAP”) is included in the schedules accompanying this release.

Non-purchased loans and leases were $4.77 billion at June 30, 2015, a 50.3% increase from $3.17 billion at June 30, 2014. Including purchased loans, total loans and leases were $6.59 billion at June 30, 2015, a 44.1% increase from $4.58 billion at June 30, 2014.

The unfunded balance of closed loans increased 118.5% to $4.01 billion at June 30, 2015, compared to $1.83 billion at June 30, 2014.

George Gleason, Chairman and Chief Executive Officer, stated, “We are very pleased with our excellent second quarter results, including our $456 million of growth in non-purchased loans and leases, growth of $596 million in the unfunded balance of closed loans, efficiency ratio of 36.6%, net interest margin of 5.37% and excellent asset quality. Our annualized return on average assets of 2.17% during the quarter builds on our track record of having achieved returns on average assets in excess of 2.00% in each of the last five years.”

Deposits were $7.09 billion at June 30, 2015, a 42.2% increase from $4.98 billion at June 30, 2014.

Total assets were $8.71 billion at June 30, 2015, a 38.3% increase from $6.30 billion at June 30, 2014.

Common stockholders’ equity was $1.21 billion at June 30, 2015, a 42.2% increase from $850 million at June 30, 2014. Tangible common stockholders’ equity was $1.06 billion at June 30, 2015, a 42.7% increase from $742 million at June 30, 2014. Book value per common share was $13.93 at June 30, 2015, a 30.6% increase from $10.67 at June 30, 2014. Tangible book value per common share was $12.19 at June 30, 2015, a 30.9% increase from $9.31 at June 30, 2014. The calculations of the Company’s tangible common stockholders’ equity and tangible book value per common share and the reconciliations to GAAP are included in the schedules accompanying this release.

The Company’s ratio of common stockholders’ equity to total assets was 13.88% at June 30, 2015, compared to 13.50% at June 30, 2014. Its ratio of tangible common stockholders’ equity to total tangible assets was 12.36% at June 30, 2015, compared to 11.98% at June 30, 2014. The calculation of the Company’s ratio of tangible common stockholders’ equity to total tangible assets and the reconciliation to GAAP are included in the schedules accompanying this release.

NET INTEREST INCOME

Net interest income for the second quarter of 2015 was a record $93.8 million, a 44.7% increase from $64.8 million for the second quarter of 2014. Net interest margin, on a fully taxable equivalent (“FTE”) basis, was 5.37% for the second quarter of 2015, a decrease of 25 basis points from 5.62% for the second quarter of 2014 and a decrease of five basis points from 5.42% for the first quarter of 2015. Average earning assets were $7.20 billion for the second quarter of 2015, a 49.2% increase from $4.82 billion for the second quarter of 2014.

Net interest income for the first six months of 2015 was $179.2 million, a 52.9% increase from $117.2 million for the first six months of 2014. Net interest margin, on a FTE basis, was 5.39% for the first six months of 2015, a 16 basis point decrease from 5.55% for the first six months of 2014. Average earning assets were $6.89 billion for the first six months of 2015, a 55.0% increase from $4.45 billion for the first six months of 2014.

NON-INTEREST INCOME

Non-interest income for the second quarter of 2015 increased 33.8% to $23.3 million compared to $17.4 million for the second quarter of 2014, but decreased 19.9% compared to $29.1 million for the first quarter of 2015. Non-interest income for the first six months of 2015 increased 38.6% to $52.3 million compared to $37.7 million for the first six months of 2014.

Service charges on deposit accounts increased 7.3% to $7.09 million in the second quarter of 2015 compared to $6.60 million in the second quarter of 2014. Service charges on deposit accounts increased 12.0% to $13.72 million in the first six months of 2015 compared to $12.24 million in the first six months of 2014.

Mortgage lending income increased 57.4% to $1.77 million in the second quarter of 2015 compared to $1.13 million in the second quarter of 2014. Mortgage lending income increased 57.6% to $3.28 million in the first six months of 2015 compared to $2.08 million in the first six months of 2014.

Trust income increased 7.3% to $1.46 million in the second quarter of 2015 compared to $1.36 million in the second quarter of 2014. Trust income increased 8.0% to $2.90 million in the first six months of 2015 compared to $2.68 million in the first six months of 2014.

BOLI income increased 39.7% to $1.79 million in the second quarter of 2015 compared to $1.28 million in the second quarter of 2014, but decreased 50.7% from $3.62 million in the first quarter of 2015. The increase in BOLI income in this year’s second quarter compared to the second quarter in 2014 is primarily due to $85 million of BOLI purchased in May 2015. The decrease in BOLI income in this year’s second quarter compared to this year’s first quarter is primarily due to $2.3 million of tax-exempt BOLI death benefits in the first quarter of 2015. BOLI income increased 124.6% to $5.41 million in the first six months of 2015 compared to $2.41 million in the first six months of 2014 primarily due to the $2.3 million of BOLI death benefits in the first quarter of 2015 and the $85 million of BOLI purchased in May 2015.

Other income from purchased loans increased 92.1% to $6.97 million in the second quarter of 2015 compared to $3.63 million in the second quarter of 2014, but decreased 21.7% compared to $8.91 million in the first quarter of 2015. Other income from purchased loans increased 128.8% to $15.88 million in the first six months of 2015 compared to $6.94 million in the first six months of 2014. Net gains on sales of other assets increased to $2.56 million in the second quarter of 2015 compared to $1.45 million in the second quarter of 2014, but decreased compared to $2.83 million in the first quarter of 2015. Net gains on sales of other assets increased to $5.39 million for the first six months of 2015 compared to $2.42 million for the first six months of 2014. The increases in the Company’s other income from purchased loans and net gains on sales of other assets during 2015 are, in part, attributable to the Company having terminated, in the fourth quarter of 2014, the loss share agreements on all seven of its FDIC-assisted acquisitions. Subsequent to the termination of such loss share agreements, all recoveries, gains, charge-offs, losses and expenses related to the previously covered assets are recognized entirely by the Company, since the FDIC no longer shares in such items. Accordingly, the Company’s earnings are positively impacted to the extent it recognizes recoveries in excess of the carrying value of such assets and gains on any sales. Conversely, its earnings are negatively impacted to the extent it recognizes charge-offs, losses on any sales and expenses related to such assets.

Net gains on investment securities were $0.08 million in the second quarter of 2015 compared to $0.02 million in the second quarter of 2014. Net gains on investment securities were $2.62 million in the first six months of 2015 compared to $0.02 million in the first six months of 2014.

NON-INTEREST EXPENSE

Non-interest expense for the second quarter of 2015 increased 15.4% to $43.7 million compared to $37.9 million for the second quarter of 2014, but decreased 12.9% compared to $50.2 million in the first quarter of 2015. During the second quarter of 2015, the Company incurred approximately $1.6 million of acquisition-related and systems conversion expenses. During the second quarter of 2014, the Company incurred approximately $0.8 million of acquisition-related and systems conversion expenses. During the first quarter of 2015, the Company incurred prepayment penalties of $2.5 million from prepaying FHLB advances, approximately $1.3 million of acquisition-related and systems conversion expenses and $0.7 million of software and contract termination charges.

The Company’s efficiency ratio (non-interest expense divided by the sum of net interest income FTE and non-interest income) for the second quarter of 2015 improved to 36.6% compared to 44.6% for the second quarter of 2014.

Non-interest expense for the first six months of 2015 increased 24.7% to $93.9 million compared to $75.3 million for the first six months of 2014. During the first six months of 2015, the Company incurred $2.5 million in prepayment penalties from prepaying FHLB advances, approximately $2.8 million of acquisition-related and systems conversion expenses and $0.7 million of software and contract termination charges. During the first six months of 2014, the Company incurred $5.0 million of software and contract termination charges and approximately $1.5 million of acquisition-related and systems conversion expenses.

The Company’s efficiency ratio for the first six months of 2015 improved to 39.7% compared to 47.1% for the first six months of 2014.

ASSET QUALITY, CHARGE-OFFS AND ALLOWANCE

Excluding purchased loans, the Company’s ratio of nonperforming loans and leases as a percent of total loans and leases was 0.34% at June 30, 2015, compared to 0.58% at June 30, 2014 and 0.33% at March 31, 2015.

Excluding purchased loans, the Company’s ratio of nonperforming assets as a percent of total assets was 0.49% at June 30, 2015, compared to 1.19% at June 30, 2014 and 0.56% at March 31, 2015.

Excluding purchased loans, the Company’s ratio of loans and leases past due 30 days or more, including past due non-accrual loans and leases, to total loans and leases was 0.50% at June 30, 2015, compared to 0.63% at June 30, 2014 and 0.57% at March 31, 2015.

The Company’s net charge-offs were $1.7 million for the second quarter of 2015, including $1.3 million for non-purchased loans and leases and $0.4 million for purchased loans. The Company’s net charge-offs were $2.5 million for the second quarter of 2014, including $1.4 million for non-purchased loans and leases and $1.1 million for purchased loans.

The Company’s net charge-offs were $6.8 million for the first six months of 2015, including $5.1 million for non-purchased loans and leases and $1.7 million for purchased loans. The Company’s net charge-offs were $2.9 million for the first six months of 2014, including $1.6 million for non-purchased loans and leases and $1.3 million for purchased loans.

The Company’s annualized net charge-off ratio for its non-purchased loans and leases decreased to 0.12% for the second quarter of 2015 compared to 0.19% for the second quarter of 2014. The Company’s annualized net charge-off ratio for its purchased loans decreased to 0.08% for the second quarter of 2015 compared to 0.39% for the second quarter of 2014. The Company’s annualized net charge-off ratio for all loans and leases decreased to 0.11% for the second quarter of 2015 compared to 0.25% for the second quarter of 2014.

The Company’s annualized net charge-off ratio for its non-purchased loans and leases increased to 0.24% for the first six months of 2015 compared to 0.11% for the first six months of 2014. The Company’s annualized net charge-off ratio for its purchased loans decreased to 0.19% for the first six months of 2015 compared to 0.28% for the first six months of 2014. The Company’s annualized net charge-off ratio for all loans and leases increased to 0.22% for the first six months of 2015 compared to 0.16% for the first six months of 2014.

For the second quarter of 2015, the Company’s provision for loan and lease losses was $4.3 million, including $3.9 million for non-purchased loans and leases and $0.4 million for purchased loans. For the second quarter of 2014, the Company’s provision for loan and lease losses was $5.6 million, including $4.5 million for non-purchased loans and leases and $1.1 million for purchased loans.

For the first six months of 2015, the Company’s provision for loan and lease losses was $10.6 million, including $8.9 million for non-purchased loans and leases and $1.7 million for purchased loans. For the first six months of 2014, the Company’s provision for loan and lease losses was $6.9 million, including $5.6 million for non-purchased loans and leases and $1.3 million for purchased loans.

The Company’s allowance for loan and lease losses was $56.7 million, or 1.19% of total non-purchased loans and leases, at June 30, 2015, compared to $47.0 million, or 1.48% of total non-purchased loans and leases, at June 30, 2014, and $54.1 million, or 1.26% of total non-purchased loans and leases, at March 31, 2015.

OTHER MATTERS

On May 6, 2015, the Company announced it entered into a definitive agreement and plan of merger and reorganization with Bank of the Carolinas Corporation (“BCAR”) and its wholly owned bank subsidiary, Bank of the Carolinas, headquartered in Mocksville, North Carolina whereby the Company expects to acquire all of the outstanding common stock of BCAR in a transaction valued at approximately $64.7 million. Bank of the Carolinas operates eight full service branches in North Carolina. This transaction, which is expected to close late in the third quarter or early in the fourth quarter of 2015, is subject to certain closing conditions, including receipt of customary regulatory approvals and approval of BCAR shareholders.

CONFERENCE CALL AND TRANSCRIPT

Management will conduct a conference call to review announcements made in this release at 10:00 a.m. CDT (11:00 a.m. EDT) on Tuesday, July 14, 2015. The call will be available live or in recorded version on the Company’s website www.bankozarks.com under “Investor Relations” or interested parties calling from locations within the United States and Canada may call 1-888-771-4371 ten minutes prior to the beginning of the call and ask for the Bank of the Ozarks conference call. A recorded playback of the entire call will be available on the Company’s website or by telephone by calling 1-888-843-7419 in the United States and Canada or 630-652-3042 internationally. The passcode for this telephone playback is 40141816#. The telephone playback will be available for one week following the call, and the website recording of the call will be available for 90 days.

The Company will also provide a transcript of the conference call on the Company’s website under Investor Relations. The transcript will be available for 90 days.

NON-GAAP FINANCIAL MEASURES

This release contains certain non-GAAP financial measures. The Company’s management uses these non-GAAP financial measures, specifically return on average tangible common stockholders’ equity, tangible book value per common share and ratio of total tangible common stockholders’ equity to total tangible assets, as important measures of the strength of its capital and its ability to generate earnings on its tangible capital invested by its shareholders. These measures typically adjust GAAP financial measures to exclude intangible assets. Management believes presentation of these non-GAAP financial measures provides useful supplemental information that contributes to a proper understanding of the financial results and capital levels of the Company. These non-GAAP disclosures should not be viewed as a substitute for financial results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the tables at the end of this release under the caption “Reconciliation of Non-GAAP Financial Measures.”

FORWARD-LOOKING STATEMENTS

This release and other communications by the Company include certain “forward-looking statements” regarding the Company’s plans, expectations, thoughts, beliefs, estimates, goals and outlook for the future that are intended to be covered by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s expectations as well as certain assumptions and estimates made by, and information available to, management at the time. Those statements are subject to certain risks, uncertainties and other factors that may cause actual results to differ materially from those projected in such forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to: potential delays or other problems implementing the Company’s growth and expansion strategy including delays in identifying sites, hiring or retaining qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to enter into and/or close additional acquisitions; problems with, or additional expenses relating to, integrating or managing acquisitions; the ability to attract new or retain existing or acquired deposits or to retain or grow loans and leases, including growth from unfunded closed loans; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic, unemployment, credit market and real estate market conditions, and the effect of such conditions on the creditworthiness of borrowers and lessees, collateral values, the value of investment securities and asset recovery values; changes in legal and regulatory requirements; recently enacted and potential legislation and regulatory actions and the costs and expenses to comply with new legislation and regulatory actions, including legislation and regulatory actions intended to stabilize economic conditions and credit markets, strengthen the capital of financial institutions, increase regulation of the financial services industry and protect homeowners or consumers; changes in U.S. government monetary and fiscal policy; possible further downgrade of U.S. Treasury securities; the ability to keep pace with technological changes, including changes regarding cybersecurity; an increase in the incidence or severity of fraud, illegal payments, security breaches or other illegal acts impacting the Company or its customers; adoption of new accounting standards or changes in existing standards; and adverse results in current or future litigation or regulatory examinations as well as other factors identified in this press release or as detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission (“SEC”), including those factors included in the disclosures under the headings “Forward-Looking Information” and “Item 1A. Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those projected or described in such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL INFORMATION

Bank of the Ozarks, Inc. common stock trades on the NASDAQ Global Select Market under the symbol “OZRK.” The Company owns a state-chartered subsidiary bank that conducts banking operations through 164 offices, including 80 in Arkansas, 28 in Georgia, 21 in Texas, 16 in North Carolina, 11 in Florida, three in Alabama, two offices each in South Carolina and New York and one office in California. The Company may be contacted at (501) 978-2265 or P.O. Box 8811, Little Rock, Arkansas 72231-8811. The Company’s website is www.bankozarks.com.

IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER

The Company filed with the SEC a registration statement on Form S-4 (Registration Statement No. 333-204419) that includes a prospectus of the Company and a proxy statement of BCAR. The SEC declared the registration statement effective on June 2, 2015. A definitive proxy statement/prospectus dated June 4, 2015 (the “Merger Proxy Statement”) was mailed on or about June 8, 2015 to BCAR’s shareholders. The Merger Proxy Statement contains important information about the Company, BCAR, the proposed merger and related matters. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE MERGER PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Merger Proxy Statement, as well other filings containing information about the Company and BCAR are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the Merger Proxy Statement and the filings that are incorporated by reference in the Merger Proxy Statement can also be obtained, without charge, from the Company’s website (http://www.bankozarks.com) under the Investor Relations tab and on BCAR’s investor relations website (http://investor.bankofthecarolinas.com).

The Company and BCAR and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from BCAR’s shareholders in connection with the merger transaction. You can find information about the Company’s directors and executive officers in its Annual Report on Form 10-K for the year ended December 31, 2014 and in its definitive proxy statement as filed with the SEC on February 27, 2015 and March 25, 2015, respectively. You can find information about BCAR’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the SEC on March 31, 2015.

Bank of the Ozarks, Inc. Selected Consolidated Financial Data (Dollars in Thousands, Except Per Share Amounts) Unaudited

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2014	% Change	2015	2014	% Change
Income statement data:
Net interest income	$93,756	$64,801	44.7%	$179,246	$117,198	52.9%
Provision for loan and lease losses	4,308	5,582	(22.8)	10,623	6,887	54.2
Non-interest income	23,270	17,388	33.8	52,337	37,749	38.6
Non-interest expense	43,724	37,878	15.4	93,908	75,333	24.7
Net income available to common stockholders	44,776	26,486	69.1	84,670	51,762	63.6

Common stock data:
Net income per share – diluted	$0.51	$0.34	50.0%	$0.98	$0.68	44.1%
Net income per share – basic	0.52	0.35	48.6	0.99	0.69	43.5
Cash dividends per share	0.135	0.115	17.4	0.265	0.225	17.8
Book value per share	13.93	10.67	30.6	13.93	10.67	30.6
Tangible book value per share	12.19	9.31	30.9	12.19	9.31	30.9
Diluted shares outstanding (thousands)	87,515	77,466		86,001	75,981
End of period shares outstanding (thousands)	86,811	79,662		86,811	79,662

Balance sheet data at period end:
Assets	$8,710,435	$6,297,975	38.3%	$8,710,435	$6,297,975	38.3%
Non-purchased loans and leases	4,767,123	3,171,585	50.3	4,767,123	3,171,585	50.3
Purchased loans(1)	1,826,848	1,404,069	30.1	1,826,848	1,404,069	30.1
Allowance for loan and lease losses	56,749	46,958	20.9	56,749	46,958	20.9
Foreclosed assets(1)	25,973	56,357	(53.9)	25,973	56,357	(53.9)
Investment securities	782,277	892,129	(12.3)	782,277	892,129	(12.3)
Goodwill	122,884	78,669	56.2	122,884	78,669	56.2
Other intangibles – net of amortization	28,266	29,971	(5.7)	28,266	29,971	(5.7)
Deposits	7,087,299	4,983,897	42.2	7,087,299	4,983,897	42.2
Repurchase agreements with customers	70,011	55,999	25.0	70,011	55,999	25.0
Other borrowings	161,931	280,875	(42.3)	161,931	280,875	(42.3)
Subordinated debentures	117,403	64,950	80.8	117,403	64,950	80.8
Common stockholders’ equity	1,209,254	850,204	42.2	1,209,254	850,204	42.2
Net unrealized gains on investment securities AFS included in common stockholders’ equity	8,068	10,006		8,068	10,006
Loan and lease, including purchased loans, to deposit ratio	93.04%	91.81%		93.04%	91.81%

Selected ratios:
Return on average assets(2)	2.17%	1.88%		2.15%	1.99%
Return on average common stockholders’ equity(2)	15.07	14.17		15.23	14.99
Return on average tangible common stockholders’ equity(2)	17.27	15.41		17.43	15.90
Average common equity to total average assets	14.39	13.25		14.11	13.27
Net interest margin – FTE(2)	5.37	5.62		5.39	5.55
Efficiency ratio	36.56	44.60		39.67	47.05
Net charge-offs to average loans and leases(2)(3)	0.12	0.19		0.24	0.11
Nonperforming loans and leases to total loans and leases(4)	0.34	0.58		0.34	0.58
Nonperforming assets to total assets(4)(5)	0.49	0.62		0.49	0.62
Allowance for loan and lease losses to total loans and leases(4)	1.19	1.48		1.19	1.48

Other information:
Non-accrual loans and leases(4)	$16,281	$18,393		$16,281	$18,393
Accruing loans and leases – 90 days past due(4)	-	-		-	-
Troubled and restructured loans and leases(4)	-	-		-	-
Impaired purchased loans	12,347	21,205		12,347	21,205

(1)	Prior periods have been adjusted to include loans and/or foreclosed assets previously covered by FDIC loss share.
(2)	Ratios for interim periods annualized based on actual days.
(3)	Excludes purchased loans and net charge-offs related to such loans.
(4)	Excludes purchased loans, except for their inclusion in total assets.
(5)	Ratios for prior period have been recalculated to include foreclosed assets previously covered by FDIC loss share as nonperforming assets.

Bank of the Ozarks, Inc. Supplemental Quarterly Financial Data (Dollars in Thousands, Except Per Share Amounts) Unaudited

	9/30/13	12/31/13	3/31/14	6/30/14	9/30/14	12/31/14	3/31/15	6/30/15
Earnings Summary:
Net interest income	$50,633	$55,282	$52,396	$64,801	$74,621	$78,675	$85,489	$93,756
Federal tax (FTE) adjustment	2,161	2,372	2,424	2,737	2,892	2,690	2,570	2,552
Net interest income (FTE)	52,794	57,654	54,820	67,538	77,513	81,365	88,059	96,308
Provision for loan and lease losses	(3,818)	(2,863)	(1,304)	(5,582)	(3,687)	(6,341)	(6,315)	(4,308)
Non-interest income	22,102	18,592	20,360	17,388	19,248	27,887	29,067	23,270
Non-interest expense	(32,208)	(34,728)	(37,454)	(37,878)	(42,523)	(48,158)	(50,184)	(43,724)
Pretax income (FTE)	38,870	38,655	36,422	41,466	50,551	54,753	60,627	71,546
FTE adjustment	(2,161)	(2,372)	(2,424)	(2,737)	(2,892)	(2,690)	(2,570)	(2,552)
Provision for income taxes	(10,224)	(11,893)	(8,730)	(12,251)	(15,579)	(17,300)	(18,139)	(24,190)
Noncontrolling interest	(33)	8	8	8	13	(11)	(24)	(28)
Net income available to common stockholders	$26,452	$24,398	$25,276	$26,486	$32,093	$34,752	$39,894	$44,776

Earnings per common share – diluted(1)	$0.36	$0.33	$0.34	$0.34	$0.40	$0.43	$0.47	$0.51

Non-interest Income:
Service charges on deposit accounts	$5,817	$6,031	$5,639	$6,605	$7,356	$7,009	$6,627	$7,088
Mortgage lending income	1,276	967	954	1,126	1,728	1,379	1,507	1,772
Trust income	1,060	1,289	1,316	1,364	1,419	1,493	1,432	1,463
Bank owned life insurance income	1,179	1,164	1,130	1,278	1,390	1,385	3,623	1,785
Accretion/amortization of FDIC loss share receivable, net of amortization of FDIC clawback payable	1,396	901	692	(741)	(562)	–	–	–
Other income from purchased loans	2,484	4,825	3,311	3,629	3,369	4,494	8,908	6,971
Gains on investment securities	–	4	5	18	43	78	2,534	85
Gains on sales of other assets	2,501	1,801	974	1,448	1,688	1,912	2,829	2,557
Gains on merger and acquisition transactions	5,163	–	4,667	–	–	–	–	–
Gain on termination of FDIC loss share agreements	–	–	–	–	–	7,996	–	–
Other	1,226	1,610	1,672	2,661	2,817	2,141	1,607	1,549
Total non-interest income	$22,102	$18,592	$20,360	$17,388	$19,248	$27,887	$29,067	$23,270

Non-interest Expense:
Salaries and employee benefits	$16,456	$17,381	$17,689	$18,831	$20,876	$19,488	$22,597	$22,646
Net occupancy expense	4,786	5,039	5,044	5,707	6,823	6,528	7,291	7,344
Other operating expenses	10,178	11,427	13,908	12,221	13,292	20,610	18,700	12,094
Amortization of intangibles	788	881	813	1,119	1,532	1,532	1,596	1,640
Total non-interest expense	$32,208	$34,728	$37,454	$37,878	$42,523	$48,158	$50,184	$43,724

Allowance for Loan and Lease Losses:
Balance at beginning of period	$39,372	$41,660	$42,945	$43,861	$46,958	$49,606	$52,918	$54,147
Net charge-offs	(1,530)	(1,578)	(388)	(2,485)	(1,039)	(3,029)	(5,086)	(1,706)
Provision for loan and lease losses	3,818	2,863	1,304	5,582	3,687	6,341	6,315	4,308
Balance at end of period	$41,660	$42,945	$43,861	$46,958	$49,606	$52,918	$54,147	$56,749

Selected Ratios:
Net interest margin – FTE(2)	5.55%	5.63%	5.46%	5.62%	5.49%	5.53%	5.42%	5.37%
Efficiency ratio	43.00	45.55	49.82	44.60	43.95	44.08	42.85	36.56
Net charge-offs to average loans and leases(2)(3)	0.10	0.14	0.03	0.19	0.06	0.17	0.37	0.12
Nonperforming loans and leases to total loans and leases(4)	0.41	0.33	0.42	0.58	0.49	0.53	0.33	0.34
Nonperforming assets to total assets(4)(5)	1.33	1.22	1.44	1.19	0.92	0.87	0.56	0.49
Allowance for loan and lease losses to total loans and leases(4)	1.65	1.63	1.58	1.48	1.36	1.33	1.26	1.19
Loans and leases past due 30 days or more, including past due non-accrual loans and leases, to total loans and leases(4)	0.54	0.45	0.75	0.63	0.63	0.79	0.57	0.50

(1)	Adjusted to give effect to 2-for-1 stock split on June 23, 2014.
(2)	Ratios for interim periods annualized based on actual days.
(3)	Excludes purchased loans and net charge-offs related to such loans.
(4)	Excludes purchased loans, except for their inclusion in total assets.
(5)	Ratios for prior periods have been recalculated to include foreclosed assets previously covered by FDIC loss share agreements as nonperforming assets.

Bank of the Ozarks, Inc. Average Consolidated Balance Sheets and Net Interest Analysis – FTE Unaudited

	Three Months Ended June 30,						Six Months Ended June 30,
	2015			2014			2015			2014
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$2,898	$18	2.51%	$12,398	$35	1.14%	$2,716	$27	2.01%	$6,770	$38	1.14%
Investment securities:
Taxable	358,907	3,230	3.61	320,298	2,790	3.49	358,163	6,715	3.78	298,551	5,149	3.48
Tax-exempt – FTE	424,553	6,856	6.48	471,001	7,652	6.52	444,781	14,038	6.36	437,364	14,416	6.65
Non-purchased loans and leases – FTE	4,468,971	56,789	5.10	2,913,816	36,892	5.08	4,280,175	107,278	5.05	2,785,645	70,358	5.09
Purchased loans	1,941,271	35,762	7.39	1,105,244	25,128	9.12	1,809,016	68,622	7.65	919,404	42,013	9.21
Total earning assets – FTE	7,196,600	102,655	5.72	4,822,757	72,497	6.03	6,894,851	196,680	5.75	4,447,734	131,974	5.98
Non-interest earning assets	1,086,423			837,379			1,050,327			799,487
Total assets	$8,283,023			$5,660,136			$7,945,178			$5,247,221

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$3,261,928	$1,638	0.20%	$2,484,649	$1,271	0.21%	$3,182,841	$3,188	0.20%	$2,291,407	$2,337	0.21%
Time deposits of $100,000 or more	1,254,844	1,373	0.44	488,265	281	0.23	1,181,143	2,671	0.46	435,850	516	0.24
Other time deposits	900,283	906	0.40	505,260	275	0.22	835,968	1,595	0.38	481,887	555	0.23
Total interest bearing deposits	5,417,055	3,917	0.29	3,478,174	1,827	0.21	5,199,952	7,454	0.29	3,209,144	3,408	0.21
Repurchase agreements with customers	68,656	19	0.11	58,607	13	0.09	73,091	36	0.10	61,808	25	0.08
Other borrowings	161,652	1,443	3.58	281,009	2,692	3.84	175,148	3,146	3.62	280,968	5,347	3.84
Subordinated debentures	117,325	968	3.31	64,950	427	2.64	105,431	1,676	3.21	64,950	840	2.61
Total interest bearing liabilities	5,764,688	6,347	0.44	3,882,740	4,959	0.51	5,553,622	12,312	0.45	3,616,870	9,620	0.54
Non-interest bearing liabilities:
Non-interest bearing deposits	1,279,202			964,935			1,225,379			878,349
Other non-interest bearing liabilities	43,837			59,311			41,471			52,180
Total liabilities	7,087,727			4,906,986			6,820,472			4,547,399
Common stockholders’ equity	1,191,798			749,692			1,121,225			696,360
Noncontrolling interest	3,498			3,458			3,481			3,462
Total liabilities and stockholders’ equity	$8,283,023			$5,660,136			$7,945,178			$5,247,221

Net interest income – FTE		$96,308			$67,538			$184,368			$122,354
Net interest margin – FTE			5.37%			5.62%			5.39%			5.55%

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Bank of the Ozarks, Inc. Calculation of Annualized Return on Average Tangible Common Stockholders’ Equity Unaudited

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Dollars in thousands)

Net income available to common stockholders	$44,776	$26,486	$84,670	$51,762
Average common stockholders’ equity before noncontrolling interest	$1,191,798	$749,692	$1,121,225	$696,360
Less average intangible assets:
Goodwill	(122,884)	(44,083)	(112,883)	(24,770)
Core deposit and bank charter intangibles, net of accumulated amortization	(29,161)	(16,033)	(28,996)	(14,973)
Total average intangibles	(152,045)	(57,116)	(141,879)	(39,743)

Average tangible common stockholders’ equity	$1,039,753	$689,576	$979,346	$656,617

Return on average tangible common stockholders’ equity(1)	17.27%	15.41%	17.43%	15.90%

(1) Annualized based on actual days.

Bank of the Ozarks, Inc. Calculation of the Ratio of Tangible Book Value per Common Share Unaudited

	June 30,
	2015	2014
	(In thousands, except per share amounts)

Total common stockholders’ equity before noncontrolling interest	$1,209,254	$850,204
Less intangible assets:
Goodwill	(122,884)	(78,669)
Core deposit and bank charter intangibles, net of accumulated amortization	(28,266)	(29,971)
Total intangibles	(151,150)	(108,640)

Total tangible common stockholders’ equity	$1,058,104	$741,564

Common shares outstanding	86,811	79,662

Tangible book value per common share	$12.19	$9.31

Bank of the Ozarks, Inc. Calculation of the Ratio of Total Tangible Common Stockholders’ Equity to Total Tangible Assets Unaudited

	June 30,
	2015	2014
	(Dollars in thousands)

Total common stockholders’ equity before noncontrolling interest	$1,209,254	$850,204
Less intangible assets:
Goodwill	(122,884)	(78,669)
Core deposit and bank charter intangibles, net of accumulated amortization	(28,266)	(29,971)
Total intangibles	(151,150)	(108,640)

Total tangible common stockholders’ equity	$1,058,104	$741,564

Total assets	$8,710,435	$6,297,975
Less intangible assets:
Goodwill	(122,884)	(78,669)
Core deposit and bank charter intangibles, net of accumulated amortization	(28,266)	(29,971)
Total intangibles	(151,150)	(108,640)

Total tangible assets	$8,559,285	$6,189,335

Ratio of total tangible common stockholders’ equity to total tangible assets	12.36%	11.98%

CONTACT:
Bank of the Ozarks, Inc.
Susan Blair, 501-978-2217